Exhibit 8.4
                                                                     -----------

                         [Grant Thornton LLP Letterhead]




August 27, 2003

Mr. Thomas J. Linneman, President
Cheviot Savings Bank
3723 Glenmore Avenue
Post Office Box 11078
Cincinnati, Ohio 45211-0078

         RE:  State Income Tax Impact of the Charitable Contribution

Dear Sirs:

You have asked Grant Thornton LLP ("Grant Thornton") to provide an explanation as to the Ohio tax consequences of the proposed charitable contribution to the foundation by Cheviot Savings Bank ("the Bank") and Cheviot Financial Corp. ("the Holding Company").


Facts
-----

The charitable contribution is pursuant to a Plan of Reorganization (hereinafter "the Plan") dated June 24, 2003. The charitable contribution is one step in a series of transactions described more completely in the federal income tax opinion letter drafted by Frost Brown Todd LLC to the board of directors in June of 2003.


Opinion
-------

Based on the known facts and representations, together with the relevant sections of the Ohio Revised Code (ORC) and judicial precedents as of the date hereof, and provided that each of the corporations named herein is at the time of each transaction a corporation within the meaning of Internal Revenue Code
Section 7701(a)(3), Grant Thornton is of the opinion that it is more likely than not that for Ohio income tax purposes:

1. The bank should be entitled to a charitable contribution for Ohio income tax purposes as long as the deduction is allowed for federal income tax purposes. Since the Bank's Ohio franchise tax return is based only on the Bank's net worth then the Ohio tax impact would be minimal even if the deduction would be disallowed.

2. The Holding Company should be entitled to a charitable contribution for Ohio income tax purposes as long as the deduction is allowed for federal income tax purposes. Since the Holding Company is expected to have nominal amount of activity and income on a separate entity basis, the charitable contribution deduction may create a net operating loss, which can be carried forward for 15 years.

Discussion
----------

Ohio Revised Code section 5733.04(I) defines the term "net income" to mean the taxpayer's taxable income before net operating loss deduction and special deductions, as required to be reported for the taxpayer's taxable year under the Internal Revenue Code, subject to certain modifications. ORC section 5733.04(G) states that the Internal Revenue Code means the Internal Revenue Code of 1986, as amended. Consequently, as long as the contribution described herein is deductible for federal income tax purposes, it should be deductible for Ohio income tax purposes.

The charitable contribution deduction is a primary concern to the Holding Company since it is taxed on a separate legal entity basis in the same manner as other corporations. In particular, ORC section 5733.06 indicates that the Ohio tax the Holding company will owe should be the greater of the tax computed on income or tax computed on net worth. In contrast, the Bank's Ohio franchise tax liability should be determine in accordance with ORC section 5733.06 based on the apportioned value of the corporation's issued and outstanding shares of stock.


Caveats and Limitations
-----------------------

The existence of inconsistent facts and/or proposed transactions not set forth above could alter our opinion. Additionally, the conclusions expressed herein are based upon the provisions of the IRC, the ORC, Treasury Regulations (both current and proposed), Revenue Rulings and Revenue Procedures and related authorities.

Our conclusion is based solely upon the facts, representations and assumptions contained herein, and we have not undertaken an independent investigation of such facts or representations. Our conclusion may require reevaluation in the event any such fact or representation is inaccurate as of the date of this opinion.

The conclusions expressed in this opinion reflect what we believe to be the Ohio income tax consequences of the transactions described herein. Nevertheless, they are only opinions, and no assurance can be given that the State of Ohio will not challenge any position taken in such opinions. Furthermore, it should be noted that we express no opinion regarding the tax consequences under the internal revenue code. Additionally, no opinion is expressed on State of Ohio tax matters except those specifically discussed herein, specifically including the tax-free status of the reorganization transactions discussed herein.

This letter is intended solely for reliance upon by Cheviot Savings Bank and should not be used for any other purpose. If you have any questions, please feel free to call David Tedtman or Kevin M. Zins at 513.762.5000.

Very truly yours,

GRANT THORNTON LLP

/s/ Kevin Zins

Kevin Zins
Senior Tax Manager